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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                           (Amendment No.        )(1)


                               Exide Corporation
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   302051107
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                                 (CUSIP Number)


                       Pacific Dunlop Holdings (USA) Inc.
                         6121 Lakeside Drive, Suite 200
                               Reno, Nevada 89511
                             Attn: Steven Geerling
                                  702-284-4626
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 29, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


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(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 302051107                   13D                      PAGE 2 OF 5 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    PACIFIC DUNLOP HOLDINGS (USA) INC. -- ID NO.  88-0370770
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    SC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    PACIFIC DUNLOP HOLDINGS (USA) INC. IS A DELAWARE CORPORATION.
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                7   SOLE VOTING POWER
  NUMBER OF
                    4,000,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    4,000,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,000,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%
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14   TYPE OF REPORTING PERSON (See Instructions)

     HC
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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of common stock, par value $.01 per share (the "Shares") of Exide Corporation (the "Issuer").

         The Issuer's principal executive office address is located at 2901 Hubbard Road, Ann Arbor, Michigan 48105.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Pacific Dunlop Holdings (USA) Inc. (the "Company"), which is a corporation organized under the laws of the State of Delaware. The Company is a holding company. The Company's executive officers are Philip R. Gay, President, David M. Graham, Vice President, Stephen C. Geerling, Vice President-Finance, Treasurer and Secretary, Shelley Schein, Assistant Secretary and Susan M. Sharp, Assistant Secretary. The executive officers previously listed are also all of the directors of the Company.

         The principal business and principal office of the Company and its executive officers is located at 6121 Lakeside Drive, Suite 200, Reno Nevada 89511. The Company was organized in the State of Delaware.

         Neither the Company nor any of its executive officers have, during the last five years, been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Geerling and Mses. Schein and Sharp are U.S. citizens and Messrs. Gay and Graham are Australian citizens.

         The ultimate parent corporation of the Company is Pacific Dunlop Limited ("PDL"), a corporation organized under the laws of Australia. The principal business and principal office of PDL, as well as of its directors and executive officers except as noted, is Level 3, 678 Victoria Street, Richmond, Victoria, 3121 Australia. Mr. Harry's Boon's address is 200 Schulz Drive, Red Bank, New Jersey 07701 and Mr. Robert J. H. McEniry's address is 170-180 Hume Highway, Somerton, Victoria 3062 Australia.

         Messrs. John T. Ralph, Rodney L. Chadwick, Anthony B. Daniels, Robert
J. McLean, David G. Penington, and Ian I. Webber and Ms. S. Carolyn H. Kay are directors of PDL and are Australian citizens.

         Messrs. Rodney Chadwick, Harry Boon, John Eady, Philip R. Gay, Robert J.H. McEniry, Paul Moore and Ian D. Veal and Ms. Mary Keely are executive officers of PDL and are Australian citizens. Mr. Russell P. Hulstrom is an executive officer of PDL and is a British as well as Australian citizen.

         Neither PDL nor any of its directors and executive officers have, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate number and percentage of the Issuer's securities to which this Statement relates is 4,000,000 shares of common stock representing 15.7% of the Issuer's outstanding Shares.

         The Shares were delivered to the Company by the Issuer as partial consideration for all of the issued and outstanding shares of capital stock of Pacific Dunlop GNB Corporation ("PDGNB"), a Delaware corporation, 100% owned by the Company, pursuant to a Stock Purchase Agreement with


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respect to Pacific Dunlop GNB Corporation (the "Stock Purchase Agreement"),
dated May 9, 2000 between the Company and the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Shares were acquired pursuant to the Stock Purchase Agreement between the Issuer and the Company whereby the Issuer purchased all of the outstanding shares of capital stock of PDGNB, of which the Company was 100% beneficial owner. Pursuant to a Registration Rights and Standstill Agreement dated as of September 29, 2000 between the Company and the Issuer (the "Registration Rights and Standstill Agreement"), until the third anniversary of the Closing, the Company will not: acquire publicly or state that it wishes to acquire or offer or agree to acquire, directly or indirectly, beneficial ownership of any Issuer equity securities; solicit, assist or encourage anyone to solicit consents or proxies to vote Issuer equity securities or otherwise seek to advise, assist, encourage or influence the voting of Issuer equity securities or proposals by its shareholders; make proposals to Issuer's directors, officers, employees or authorized representatives or publicly regarding any business combination, change in control, recapitalization or other extraordinary transaction involving the Issuer or propose any amendment of its charter or bylaws or encourage or assist anyone else to do so; form or become a member of a "group" with respect to Issuer's shares; act alone or in concert with others, to seek to exercise any influence or control or to influence the exercise of control over the management, Board, policies, affairs or actions of the Issuer; take any action which might require public announcement of any of the foregoing; or publicly disclose any intention inconsistent with the foregoing. The foregoing will not be deemed to be breached by a representative of the Company or its Affiliates from serving on the Board of Directors of the Issuer. Until the third anniversary of the Closing, the Company will not directly or indirectly dispose of Issuer shares without Issuer's prior written consent except to a Company affiliate, in a registered broad-based public offering, pursuant to a tender or exchange offer approved by the Issuer's Board of Directors, pursuant to Rule 144 or to any person who would beneficially own less than 5% of Issuer's shares, provided that Company shall first offer to sell any shares to Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Company is the record owner of 15.7% of the Issuer's outstanding common stock based on the number of shares outstanding on October 2, 2000.

         (b) All of the 4,000,000 common shares of the Issuer held by the Company are subject to the provisions of the Registration Rights and Standstill Agreement, which constrains the manner in which the shares held by the Company are voted. The Company has sole dispositive power over all of the 4,000,000 shares of the Issuer that it owns.

         (c) The Company has had no transactions in shares of the Issuer in the past 60 days.

         (d) The Company is not aware of any person having the right to receive or having the power to direct the receipt of dividends from, or the proceeds of the sale of the Shares.

         (e) Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Company and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer,


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finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. See Item 7 of this Schedule 13D for a list of written agreements filed as exhibits to this Schedule 13D.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Filed herewith as Exhibit 1 is the Stock Purchase Agreement. Filed herewith as Exhibit 2 is the Registration Rights and Standstill Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               Pacific Dunlop Holdings (USA) Inc.

                               By:  /s/ Stephen C. Geerling
                                    -----------------------------
                                    Stephen C. Geerling, Vice President--Finance



Date:  October 10, 2000


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